[Letterhead of Canadian Solar Inc.]
September 17, 2009
VIA EDGAR AND FACSIMILE
Mr. Jay Mumford, Senior Attorney
Mr. Joseph McCann, Staff Attorney
Division of Corporation Finance
Mailstop 3030
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Canadian Solar Inc.
Form 20-F for the fiscal year ended December 31, 2008
filed on June 8, 2009 (File No. 001-33107)
Dear Mr. Mumford and Mr. McCann,
                    This letter sets forth the responses of Canadian Solar Inc. (the “Company”) to the comments contained in the letter dated August 31, 2009 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s annual report on Form 20-F for the year ended December 31, 2008 (the “Form 20-F”).
                    For ease of review, we have set forth below each of the numbered comments of the Staff’s letter and the Company’s responses thereto. We will file Amendment No. 1 on Form 20-F/A (the “Form 20-F/A”) to the 2008 Form 20-F in response to the Staff’s comments after the Staff concludes its review.
Item 4. Information on the Company, page 25
Silicon Raw Materials, page 30
1.	We note your disclosure regarding your long term agreement with LDK Solar, however, you also state you “continue to purchase from these and other long term suppliers.” Please identify each of your “other” long term suppliers. Also, in light of the large minimum purchases under your supply agreements, as disclosed at the table on the top of page 62 and at the end of page F-30 have you “mutually adjusted” your agreements with each long-term supplier or are there risks relating to your obligations under these agreements that should be discussed in your risk factor disclosure or elsewhere?
We advise the Staff that in addition to our agreements with LDK Solar Co., Ltd. (“LDK”), we have entered into long term agreements with GCL Silicon Technology Holdings Inc. (“GCL”) as well as Deutsche Solar AG (“Deutsche Solar”), Neo Solar Power Corp. (“Neo Solar”) and Jaco

Solarsi Limited (“JACO”). As of December 31, 2008, our purchase obligations under our long term agreements with LDK and GCL accounted for an aggregate of 72.1% of our commitments under long term contracts.
In 2009, we renegotiated our three-year agreement with LDK and our long term agreements with GCL to (i) adjust purchase prices based on prevailing market price at the time we place each purchase order, and (ii) revise terms with respect to the quantity of products we are required to purchase, among other terms. We filed these agreements with LDK and GCL and the amendments thereto as exhibits 4.2 and 4.3 to the Form 20-F. Furthermore, we reached a mutual understanding with Neo Solar and JACO to adjust purchase prices based on prevailing market prices at the time of each purchase. We aim to sign amendments to our long term agreements with Neo Solar and JACO to document this understanding in the near future.
In addition, we advise the Staff that the Form 20-F/A will include as exhibits 4.8 and 4.9 two ten-year wafer supply agreements that we entered into with LDK in 2008. We are still renegotiating the unit price and volume terms in these two agreements with LDK as well as our long term agreement with Deutsche Solar.
In response to the Staff’s comments, we will revise the risk factor relating to our obligations under these long term agreements in the Form 20-F/A as follows:
"Our ability to adjust our raw materials costs may be limited as a result of our entering into long-term supply agreements with many of our polysilicon and wafer suppliers, and our cost of revenues and profitability could be materially and adversely affected if we fail to adjust such costs in a timely manner.
In 2008, due to the shortages of polysilicon and silicon wafer supplies, we entered into a number of multi-year supply agreements with some of our major silicon and wafer suppliers in an effort to secure raw materials to meet production demand. In response to the decline in prices of polysilicon and silicon wafers, beginning in the fourth quarter of 2008, we have temporarily suspended our orders of polysilicon and silicon wafers and have been renegotiating the unit price and volume terms with certain of these suppliers. In the first quarter of 2009, we entered into amendments to certain of our long term agreements, or reached mutual understandings with our long term suppliers, to (i) adjust purchase prices based on prevailing market prices at the time we place each purchase order, and (ii) revise the terms with respect to the quantity of products we are required to purchase, among other terms. However, we are still in the process of renegotiating certain long term agreements with LDK and Deutsche Solar. In the event that the prices of polysilicon or silicon wafers continue to decrease and we are unable to successfully renegotiate these agreements, we may not be able to adjust our materials costs, and our cost of revenues could be materially and adversely affected. We may also be required to make further inventory write-downs, which could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, during such negotiations we may be subject to litigation if we cannot reach agreement with our suppliers. Such litigation may be costly and may divert management attention and other resources away from our business and could have a material adverse effect on our reputation, business, financial condition, results of operations and prospects.”
In response to the Staff’s comments, we will also revise the referenced disclosure in “Item. 4 Information on the Company — B. Business Overview — Supply Chain Management” in the Form 20-F/A as follows:
“In 2007, we entered into a three-year agreement with LDK pursuant to which (i) we purchase specified quantities of solar wafers and (ii) LDK converts our reclaimed silicon feedstock into wafers under a toll manufacturing arrangement. In 2008, we entered into two ten-year agreements with LDK pursuant to which we purchase specified quantities of solar wafers. In 2008, we entered into a two-year agreement with GCL Silicon Technology Holdings Inc., or GCL, pursuant to which we purchase specified quantities of polysilicon from GCL. We also entered into an agreement with GCL in 2008 for a six-year term commencing in 2010 pursuant to which we will purchase specified quantities of solar wafers. In addition, we entered into long term agreements with suppliers such as Deutsche Solar AG, or Deutsche Solar, Neo Solar and Jaco Solarsi Limited, or JACO. As of December 31, 2008, our purchase obligations under our long term agreements with LDK and GCL accounted for an aggregate of 72.1% of our commitments under long term contracts.
In 2009, we amended our three-year agreement with LDK and our agreements with GCL to (i) adjust purchase prices based on prevailing market prices at the time we place each purchase order, and (ii) revise terms with respect to the quantity of products we are required to purchase, among other terms. Furthermore, we reached a mutual understanding with Neo Solar and JACO to adjust purchase prices based on prevailing market prices at the time of each purchase. We aim to sign amendments with Neo Solar and JACO to document this understanding in the near future. We are still renegotiating the unit price and volume terms in the two ten-year agreements with LDK as well as our long term agreement with Deutsche Solar. We expect to continue to purchase from, and maintain solid relationships with, these long term suppliers. We believe that with the current over-supply in the marketplace, we should be able to purchase silicon, solar wafers and cells in quantities sufficient for our estimated 2009 production requirements.”
Solar Cells, page 30
2.	Please expand your disclosure regarding your “strategic supply relationships” with China Sunergy and Neo Solar to describe the terms of your agreements with these parties and tell us how such disclosure will appear in future filings.
We advise the Staff that we stopped purchasing from China Sunergy Co., Ltd., or China Sunergy, in the fourth quarter of 2008, and that in light of the development of our internal solar cell production capacity, we believe that our relationship with Neo Solar no longer rises to the level of being “strategic.” As a result, we do not believe our agreements with Neo Solar and China Sunergy are sufficiently material to require disclosure of key terms. In response to the Staff’s comments, we will revise the referenced disclosure in the Form 20-F/A to remove references to Neo Solar and China Sunergy. In addition, we no longer describe our supply relationships as “strategic.” The revised disclosure will read as follows:
"Solar Cells. In addition to our internal solar cell manufacturing and toll manufacturing arrangements with our solar cell suppliers, we currently purchase solar cells from a number of international and local suppliers. We have established strong relationships with cell suppliers to maintain a stable supply of cells at competitive prices. We intend to continue to purchase solar cells from our suppliers and to maintain our smaller scale toll manufacturing arrangements. As we expand our business, we will seek to diversify our cell supply channel mix to ensure flexibility in adapting to future changes in the supply of, and demand for, solar cells.”
Markets and Customers, page 32
3.	Please include here a detailed discussion of the “scheduled reduction or expiration” of German EEG law as you describe in the risk factor at the top of page 6.
We advise the Staff that the German feed-in tariff is scheduled to be reduced by 8-10% by the end of 2009, and by an additional 7-8% at the end of every year thereafter. In addition, the current law is subject to review in 2012. In response to the Staff’s comments, we will revise the referenced disclosure in the Form 20-F/A as follows:
"Germany. The renewable energy laws in Germany require electricity transmission grid operators to connect various renewable energy sources to their electricity transmission grids and to purchase all electricity generated by such sources at guaranteed feed-in tariffs. Additional regulatory support measures include investment cost subsidies, low-interest loans and tax relief to end users of renewable energy.
Germany’s renewable energy policy has had a strong solar power focus, which contributed to Germany surpassing Japan in 2004 as the leading solar power market in terms of annual megawatt growth. According to Solarbuzz, the German market grew by 39.7% in 2008, from 1,328 MW at the end of 2007 to 1,855 MW at the end of 2008. Our products are used for large-size ground mounted solar power field, commercial rooftop and residential rooftop installations. The feed-in tariffs in Germany range from €0.319 to €0.410 per watt. The German feed-in tariff is scheduled to be reduced by 8-10% by the end of 2009, and by an additional 7-8% at the end of every year thereafter. Furthermore, the feed-in tariffs will decrease more quickly if production exceeds a legally determined amount. This means that solar system costs will likely fall more quickly than previously anticipated.”
Item 5. Operating and Financial Review and Prospects, page 41
Liquidity and Capital Resources, page 57

4.	We note your disclosure from your Form 6-K filed on August 7, 2009 you state that you have “recently arranged for approximately $300 million in additional bank lines that can be drawn down at any time. This gives the Company a total of $524 million in available bank lines.” Please tell us where you have discussed such borrowings pursuant to Item 5.B. of Form 20-F.
We advise the Staff that in addition to the $300 million bank lines that were arranged recently, we had approximately $251.2 million of bank lines outstanding as of May 31, 2009. In response to the Staff’s comments, we will add the following disclosure to “Item. 5 Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Cash Flows and Working Capital” in the Form 20-F/A:
“As of May 31, 2009, we had approximately $251.2 million of bank lines outstanding.”
Item 7. Major Shareholders and Related Party Transactions, page 76
Shareholder Loans, page 78
5.	We note your discussion of your related party transactions. Please tell us:
•	What is the related party interest in your agreements with HSBC, JAFCO and ATS and the status of each agreement listed in this section, for example, are these agreements that have expired by their terms or that may not need to be listed pursuant to Instruction 1 to Item 7.B.;
We advise the Staff that the convertible notes held by HSBC, JAFCO and ATS were all converted into our common shares in July 2006. In addition, HSBC, JAFCO and ATS sold our shares and have not been related parties since 2007. We will revise the referenced disclosure in the Form 20-F/A to remove references to such transactions.
•	What was the total amount that was repaid to Dr. Qu on December 31, 2008 and did it include interest;
We advise the Staff that the total amount repaid to Dr. Qu as of December 31, 2008 was $30.7 million, including $0.7 million in interest. We will revise the referenced disclosure as follows:
“Dr. Qu, our chairman, president, chief executive officer and major shareholder, made loans to us from time to time during 2006 and 2007. These loans were unsecured, interest free and had no fixed repayment term. As of December 31, 2006 and 2007 these loans amounted to $101,489 and $5,615, respectively. These loans were settled as of March 31, 2008. In June 2008, Dr. Qu made a loan to us of $30.0 million. This loan was unsecured, bore interest at the rate of 7% per annum and had no fixed repayment term. As of

December 31, 2008, we repaid Dr. Qu $30.7 million, including $0.7 million in interest, in full satisfaction of our obligations to Dr. Qu.”
•	Where you have filed your agreements with Dr. Qu for the $30 million loan to the company;
We advise the Staff that the Form 20-F/A will include as Exhibit 4.7 the promissory note dated June 5, 2008, under which Dr. Qu extended a $30 million loan to the Company.
•	What is the related party interest in each of the Guarantees and Share Pledge identified on pages 78 and 79; and
We advise the Staff that with respect to the first and second transactions described under the subheading “Guarantees and Share Pledges,” Dr. Qu, the chairman, president, chief executive officer and major shareholder of our company, served as guarantor. The remaining guarantees and share pledges did not constitute related party transactions because they were inter-company guarantees and share pledges. In response to the Staff’s comments, we will revise the referenced disclosure in the Form 20-F/A as follows:
“In March and April 2007, Dr. Qu, our chairman, president, chief executive officer and major shareholder, fully guaranteed a one-year RMB39 million loan facility from the Construction Bank of China to CSI Solartronics. In June 2007, Dr. Qu also fully guaranteed a one-year $4.0 million loan facility from the Bank of Communications to CSI Manufacturing. Both of these loan facilities expired in 2008.”
We will revise the referenced disclosure in the Form 20-F/A to remove references to the remaining guarantees and share pledges.
•	Where you have disclosed the related party balances identified in note 13 on page F-29?
In response to the Staff’s comments, we will add the following subsection in the “Related Party Transaction” section:
"Amounts Due to Related Parties
Prior to December 2005, we paid Dr. Qu, our chairman, president, chief executive officer and major shareholder, compensation for his services in the form of consultancy fees, on a quarterly basis, to a consulting company owned by him. The consultancy agreement was an oral arrangement and provided for consultancy fees to be paid to Dr. Qu’s consulting company in return for the project consulting, general management and technology services that he provided to us. We terminated the consulting agreement with Dr. Qu’s company in November 2005. The amount of consulting fee payable was unsecured and interest free and was fully repaid in 2008.

In 2008, Dr. Qu, our chairman, president, chief executive officer and major shareholder lent us $93,641, which he was awarded by Suzhou Science and Technology Bureau. As of December 31, 2008, the amount outstanding under this loan was $93,641.”
*          *          *
The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any additional questions or comments regarding the 2008 Form 20-F, please contact the undersigned at +86 512 6690 8088 Extension 223, or our U.S. counsel, Latham & Watkins, attention: David Zhang at +852 2912 2503. Thank you.
Very truly yours,
/s/ Arthur Chien
Arthur Chien
Chief Financial Officer
cc: Shawn Qu, Chairman, President and Chief Executive Officer, Canadian Solar Inc.